FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 7, 2010 in which Registrant announced that it has been selected by Kenya Commercial Bank (KCB) to provide a SkyEdge II broadband satellite network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 13, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Kenya Commercial Bank selects Gilat’s SkyEdge II broadband satellite network

--Network to provide service for critical applications in five East African countries--

Petah Tikva, Israel, September 7, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by Kenya Commercial Bank (KCB) to provide a SkyEdge II broadband satellite network.

KCB is a leading commercial banking group in East Africa with branches and ATMs in Kenya, Uganda, Tanzania, Rwanda and Southern Sudan. KCB will use the new VSAT network for primary enterprise connectivity as well as back-up for branches with existing terrestrial connectivity.

iWayAfrica, the largest satellite broadband provider in Africa is partnering with Gilat and will be providing the installation and maintenance of the VSAT equipment as well as the space segment for the network. iWayAfrica, previously known as Afsat, has over 15 years of experience in building VSAT networks in Africa, and deliver their satellite service to a substantial customer base of corporates and banks.

The SkyEdge II system meets KCB’s mission-critical application requirements, including high-speed connectivity for banking applications, voice over IP telephony, and high-throughput file transfers. Advanced Quality of Service (QoS) is used to prioritize and ensure that the required network resources are available.

“Gilat’s advanced SkyEdge II platform offers us cutting-edge technology for our advanced banking needs,” said Dr. Tony Githuku, KCB’s Divisional Director of Information Technology.

“We are honored that KCB chose to use iWayAfrica to help support the new VSAT network,” said Job Ndege, General Manager, iWayAfrica Services. “We value the long-standing relationship with KCB and the confidence KCB has in iWayAfrica as a Wide Area Network (WAN) and WAN Support Services partner.”

“We are confident that our proven technology combined with the support from our new partner, iWayAfrica, will allow KCB to benefit from the increased availability and high-speed connectivity of this new infrastructure”, said Nir Korman, Gilat’s Regional Vice President, Africa.

About Gilat SkyEdge II
Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

About Kenya Commercial Bank
KCB is the leading commercial banking group in East Africa, with 212 branches and more than 370 ATMs in Kenya, Uganda, Tanzania, Rwanda and Southern Sudan. For more information, please visit www.kcbbankgroup.com

About iWayAfrica Limited
iWayAfrica, previously Afsat, is the leading Pan African provider of converged ICT solutions, has its headquarters in Mauritius and has subsidiaries in Kenya, Uganda, Tanzania, Zambia, Ghana, Zimbabwe, Namibia and Nigeria. iWayAfrica distributes its satellite service through a network of 41 distributors in over 30 countries across the African continent. For more information, please visit www.iwayafrica.com

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdgeTM and SkyEdge II Product Family. Gilat’s wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

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Contact:
Gilat Satellite Networks Ltd.
Robert Bell
+972-3-925-2472
Email: robert@gilat.com